Contact

www.linkedin.com/in/david-nativ-4784b411 (LinkedIn)

David Nativ

Independent Entrepreneur at David Nativ

Roslyn Heights, New York, United States

Experience

General Business Solutions (GBS), LLC

Managing Partner

January 2014 - Present (11 years 7 months)

Pristina, Kosovo

1. Green Technologies
2. Water Treatment
3. Agriculture
4. General Business

David Nativ

Independent Entrepreneur

January 2011 - Present (14 years 7 months)

Education

City University of New York

M.Sc., Computer Sience and Business Administration · (1985 - 1988)

City University of New York City College

B.Sc., Mechanical Engineering · (1980 - 1983)